

May 18, 2012

Via E-Mail

Mr. Anthony Smeraglinolo
President and Chief Executive Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, Virginia 20151

> **Re: Engility Holdings, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed May 4, 2012**
> **File No. 001-35487**

Dear Mr. Smeraglinolo:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 53

1. We note your response to comment seven in our letter dated April 24, 2012. Given that your components of cost of revenues have a direct impact on your profitability, we continue to believe that you are required to quantify and discuss changes in these cost components in MD&A.

Combined Financial Statements

Combined Statements of Operations, page F-4

2. We note your response to comment 15 in our letter dated April 24, 2012. Please more fully explain to us why you do not believe earnings per share data will be required in your current historical financial statements when the exchange ratio is determined. Although we note you are not selling shares, please refer to SAB Topic 4D.

2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

3. We note your response to comment 19 in our letter dated April 24, 2012. Please clarify if you recorded any significant contract losses in the periods presented. While we note the net changes in contract estimates have not been significant, it is not clear if these estimates were impacted by offsetting factors.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-Mail
        Vincent Pagano Jr., Esq.